Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and
Stockholders RSC Holdings Inc.:
We consent to the incorporation by reference in registration statement Nos. 333-143175 and 333-151516 on Form S-8 of RSC Holdings Inc. of our reports dated February 10, 2011, with respect to the consolidated balance sheets of RSC Holdings Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ (deficit) equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of RSC Holdings Inc.
/s/ KPMG LLP
Phoenix, Arizona
February 10, 2011